UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of  March, 2010

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant  files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                      Form 40-F

Indicate by check mark whether the  Registrant  by  furnishing  the  information contained  in this  Form is  also  thereby  furnishing  the  information  to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

This Report includes the following documents:

1. A press release from Pearson plc announcing Final Results

1 March 2010
PEARSON 2009 PRELIMINARY RESULTS (unaudited)

Strong financial performance and market share gains
Sustained investment in content, digital services, international markets

·

Sales up 4% at constant exchange rates to £5.6bn; adjusted operating profit up 4% to £858m; underlying sales and profit growth of 2%*;

·

Headline growth of 13% in adjusted EPS to 65.4p and 15% in operating cash flow to £913m, benefiting from business performance and stronger US dollar;

·

Education sales up 7% and profits up 14% with significant market share gains, extending leading position in global learning market;

·

FT Group and Penguin achieve good competitive performances and healthy margins in tough markets;

·

Digital products and services generate a record £1.7bn of sales, now 31% of Pearson;

·

Sustained investment of approximately £500m in new education programmes and authors advances;

·

Dividend raised 5%; another year of underlying profit growth expected in 2010.

Marjorie Scardino, chief executive, said:

"Everyone in Pearson can be proud of these results; it took every one to achieve them.  We seized the big opportunity to take share in a tough climate, and we increased sales and profits while investing heavily in the future.  We're ready to keep growing, because we're the leader in dynamic markets where there is great demand for learning, skills and information. We don't expect any help from the economy any time soon; but we can rely on the 37,000 people in Pearson who continue to deliver, year after year."
£ millions	2009	2008	Headline growth	CER growth	Underlying growth

Business performance
Sales	5,624	4,811	17%	4%	2%
Adjusted operating profit	858	762	13%	4%	2%
Adjusted profit before tax	761	674	13%
Adjusted earnings per share	65.4p	57.7p	13%

Operating cash flow	913	796	15%
Total free cash flow	723	631	15%
Total free cash flow per share	90.5p	79.2p	14%
Return on invested capital	8.9%	9.2%	(0.3)% pts
Net Debt	1,092	1,460	25%

Statutory results
Sales	5,624	4,811	17%
Operating profit	755	676	12%
Profit before tax	660	585	13%
Basic earnings per share - continuing	53.2p	47.9p	11%
Cash generated from operations	1,012	894	13%

Dividend per share	35.5p	33.8p	5%

*Throughout this announcement growth rates are stated on a constant exchange rate (CER) basis unless otherwise stated. Where quoted, underlying growth rates exclude both currency movements and portfolio changes. The 'business performance' measures are non-GAAP measures and reconciliations to the equivalent statutory heading under IFRS are included in notes 2, 3, 4, 5, 7, 15, 16 and 17 to the attached condensed financial statements. Profits are quoted on a continuing basis unless otherwise stated.

STRATEGY OVERVIEW

Pearson's goal is to help people make progress in their lives through learning. We aim to be the world's leading education company, serving the citizens of a brain-based economy wherever and whenever they are learning - young or old; at home, at school or at work; through whatever medium and style of learning is most effective. In financial terms, we measure our progress against three key measures: earnings, cash and return on invested capital.

Our strategy for achieving these goals has four major elements, which are common (though applied somewhat differently) to all our businesses:

·

Long-term organic investment in content:
  Over the past five years, we have invested more than £2bn in our business: new education programmes; new and established authors for Penguin; FT Publishing's journalism. In 2009, that investment reached an all-time high of approximately £500m. We believe that this constant investment is critical to the quality and effectiveness of our products and services; and that it has helped us gain share in many of our markets.

·

Digital products and services businesses:
Our strategy is to add services to our content, usually enabled by technology, to make the content more useful, more personal, more valuable. These digital products and services businesses give us access to new, bigger and faster growing sources of revenues to sustain our growth and, in 2009, accounted for £1.7bn in revenues - more than 30% of Pearson's total sales - and more than double the total five years ago. Our worldwide educational testing businesses  - a good example of our services strategy - have doubled their revenues over the past five years to $1.6bn.

·

International expansion:
We are already present in more than 60 countries and we are investing to become a much larger global company, with particular emphasis on fast-growing markets in China, India, Africa, the Middle East and Latin America. Over the past five years, our international education business has grown headline sales at an average annual rate of 17% through strong organic growth and acquisitions, becoming a £1bn business in 2009.

·

Efficiency:
Our investments in content, services and new geographic markets are fuelled by steady efficiency gains, often generated through Pearson's overall scale and centralised operations. Since 2005, our operating profit margins have increased from 12.8% to 15.3% and our ratio of average working capital to sales has improved from 27.4% to 25.1%.

This strategy has helped us make significant progress on our financial goals:

·

Earnings:
over the past five years, we have grown adjusted EPS at an average annual rate of 18% in headline terms.

·

Cash:
our operating cash flow has increased at an annual average rate of 13% over the past five years and we have converted, on average, more than 100% of our profits into cash.

·

ROIC:
our ROIC has increased from 7.3% in 2005 to 8.9% in 2009, above our cost of capital, as we have benefited from good revenue growth, a focus on efficiency and margins and tight management of our capital.

	2005	2006	2007	2008	2009
Adjusted earning per share	34.1p*	43.1p	46.7p	57.7p	65.4p
Operating cash flow	£570m	£575m	£684m	£796m	£913m
Return on invested capital	7.3%	8.1%	8.9%	9.2%	8.9%

* As reported (before restatement for tax deductibility of goodwill amortisation).

OUTLOOK

Pearson reported underlying growth in sales and operating profit in 2009, in spite of the exceptionally difficult economic environment and against record 2008 results. We achieved strong growth in education, helping us to make good financial progress even though our markets in US school publishing, financial advertising and consumer books were especially challenging.

Trading conditions in those tough markets began to ease towards the end of the year, but we are planning on the basis that some of our markets remain subdued throughout 2010. Even so, we expect Pearson to produce another year of underlying profit growth, helped by the overall resilience of our company and good growth prospects for our businesses in digital, services and emerging markets.

In
Education
, we believe that our sustained investment in content and our leadership position in learning services and technologies will enable us to build on our strong market positions.  We expect to gain further share in the US School market which will benefit from a stronger adoption opportunity ($850m - $900m) and new federal funds, broadly offset by continued pressure on education funding at the state level.  In Higher Education and International Education, we expect to produce further underlying growth and share gains.

At
FT Publishing
, we expect to sustain good renewal rates in our subscription businesses and healthy margins. Advertising revenues (which in 2009 accounted for less than 3% of total Pearson revenues) remain highly unpredictable but we expect to see some stabilisation after the sharp declines across the industry in 2009.
Interactive Data
expects 2010 revenues to range between $810m to $830m and healthy margins in the 25% to 26% range (guidance under US GAAP). As previously announced, the Board of Interactive Data is currently undertaking a preliminary review of strategic alternatives for the company.

We expect
Penguin
to post another good competitive performance in the context of a consumer books market that we expect to remain broadly level in 2010. Penguin will benefit from its leading position in the emerging market for eBooks and from the efficiency actions taken in 2009.

Interest and tax
.  In 2010, we expect our interest charge to adjusted earnings to be broadly level with 2009. We expect our P&L tax charge to be in the 25% to 27% range and our cash tax rate to be around 15%.

Exchange rates.
  Pearson generates approximately 60% of its sales in the US. A 5 cent move in the average £:$ exchange rate for the full year (which in 2009 was £1:$1.57) has an impact of approximately 1.3p on adjusted earnings per share.

For more information:
Luke Swanson / Simon Mays-Smith/ Charles Goldsmith                             + 44 (0) 20 7010 2310

Pearson's results presentation for investors and analysts will be webcast live today from 09.00 (GMT) and available for replay from 12.00 (GMT) via
www.pearson.com
.

A video interview with Marjorie Scardino and Robin Freestone is available at
www.pearson.com
.  High resolution photographs are available for the media at
www.newscast.co.uk
.

FORWARD LOOKING STATEMENTS
Except for the historical information contained herein, the matters discussed in this Preliminary Statement include forward-looking statements.  In particular, all statements that express forecasts, expectations and projections with respect to future matters, including trends in results of operations, margins, growth rates, overall market trends, the impact of interest or exchange rates, the availability of financing, anticipated costs savings and synergies and the execution of Pearson's strategy, are forward looking statements. By their nature, forward looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will occur in future.  There are a number of factors which could cause actual results and developments to differ materially from those expressed or implied by these forward looking statements, including a number of factors outside Pearson's control.  These include international, national and local conditions, as well as competition. They also include other risks detailed from time to time in the company's publicly-filed documents.  Any forward looking statements speak only as of the date they are made, and Pearson gives no undertaking to update forward-looking statements to reflect any changes in its expectations with regard thereto or any changes to events, conditions or circumstances on which any such statement is based.

2009 OVERVIEW

In 2009, Pearson's sales increased 4% at constant exchange rates to £5.6bn and adjusted operating profit by 4% to £858m. Portfolio changes contributed 2% to sales and 2% to operating profit, largely in our education company. In underlying terms (ie, stripping out the benefit of both portfolio changes and currency movements), sales and operating profits increased by 2%.

Currency movements had a significant impact on reported results in 2009, adding £640m to sales and £69m to operating profit and contributing to headline sales and operating profit growth of 17% and 13% respectively. The currency impact was largely the result of the strengthening of the US dollar against sterling: we generated approximately 60% of our sales and profits in US dollars and the average exchange rate strengthened from £1:$1.85 in 2008 to £1:$1.57 in 2009.

Adjusted earnings per share were 65.4p, up 13% on a headline basis.

Operating cash flow increased by £117m to £913m (headline growth of 15%) and total free cash flow by £92m to £723m, or 90.5p per share (headline growth of 14%). Cash conversion was once again strong at 106% of operating profit and our ratio of average working capital to sales improved by a further 1.0% point.

Our tax rate in 2009 was 25.5%, a little lower than in 2008.

Our return on average invested capital showed a headline reduction of 0.3% points to 8.9%, largely due to the impact of transaction foreign exchange on earnings. ROIC remains above our weighted average cost of capital.

Statutory results show an increase of £79m in operating profit to £755m (£676m in 2008).  Basic earnings per share for continuing businesses were 53.2p in 2009, up from 47.9p in 2008.

Net debt was £368m lower at £1,092m (£1,460m in 2008). Since 2000, Pearson's net debt/ EBITDA ratio has fallen from 3.9x to 1.1x and our interest cover has increased from 3.1x to 8.8x.

Dividend
.  The board is proposing a dividend increase of 5% to 35.5p, subject to shareholder approval. 2009 will be Pearson's 18th straight year of increasing our dividend above the rate of inflation. Over the past ten years we have increased our dividend at a compound annual rate of 6%, returning more than £2bn to shareholders. Our dividend cover is now 1.8x.

BUSINESS PERFORMANCE

£ millions	2009	2008	Headline growth	CER growth	Underlying growth

Sales
North American Education	2,470	2,002	23%	5%	5%
International Education	1,035	866	20%	13%	4%
Professional	275	244	13%	(1)%	(1)%
Education	3,780	3,112	21%	7%	4%
FT Publishing	358	390	(8)%	(12)%	(12)%
Interactive Data	484	406	19%	5%	2%
FT Group	842	796	6%	(3)%	(5)%
Penguin	1,002	903	11%	(1)%	(2)%
Total	5,624	4,811	17%	4%	2%

Adjusted operating profit
North American Education	403	303	33%	13%	13%
International Education	141	135	4%	19%	14%
Professional	43	36	19%	8%	8%
Education	587	474	24%	14%	13%
FT Publishing	39	74	(47)%	(42)%	(42)%
Interactive Data	148	121	22%	7%	2%
FT Group	187	195	(4)%	(12)%	(14)%
Penguin	84	93	(10)%	(17)%	(19)%

Total	858	762	13%	4%	2%

NORTH AMERICAN EDUCATION

£ millions	2009	2008	Headline growth	CER growth	Underlying growth
Sales	2,470	2,002	23%	5%	5%
Adjusted operating profit	403	303	33%	13%	13%

North American Education is Pearson's largest business, with 2009 sales of £2.5bn and operating profit of £403m.  Over the past five years, it has increased both sales and profits at a compound annual growth rate of 8%. Building on our roots as a leading publisher of educational materials and provider of assessment services, we have made significant investments and change to transform Pearson into a world-leading provider of learning technologies for students and enterprise technologies for educational institutions. These technology services  - including eCollege (3.5m student users in 2009), PowerSchool (8.5m), the MyLabs (6m) and Edustructures (8.1m) - are the backbone of our strategy to help educators raise student performance and institutions to become more effective. We are currently developing a new generation of powerful technologies to integrate student information, assessment, instruction and performance data into connected learning environments, for students and institutions at all levels of education.

In 2009, our combined US School Curriculum and Higher Education businesses grew 5% on an underlying basis, once again out-performing the industry which was flat, according to the Association of American Publishers. We also achieved good margin improvement, benefiting from the growth of our higher education business and the successful integration of the Harcourt Assessment business acquired in 2008.

The education publishing industry is going through a period of significant structural change driven by the demand for high educational standards and accountability, the shift from print to digital products and a rapidly changing competitive environment. Though the current economic climate has placed considerable pressure on state and local tax receipts - and therefore education funding - raising student achievement remains a key priority across the political spectrum in the US. In particular, the federal government's education reform proposals contain a range of measures designed to raise standards; use student data to improve classroom instruction; boost the quality of teachers and school leaders; and turn around the lowest-performing schools.

Highlights in 2009 include:

Higher Education

·

The US Higher Education publishing market grew 11.5% in 2009, according to the Association of American Publishers. The industry benefited from strong enrolment growth and federal government action to support student funding.

·

Pearson grew faster than the industry and outperformed the market for the eleventh straight year, continuing to see strong demand for instructional materials enhanced by technology and customisation.

·

Pearson's 'MyLab' digital learning, homework and assessment programmes again grew strongly. Our MyLab products saw more than 6m student registrations globally, 39% higher than in 2008.  In North America, student registrations grew 37% to more than 5.6m. Evaluation studies show that the use of the MyLab programmes can significantly improve student test scores and institutional productivity (
www.mymathlab.com/makingthegrade_v3.pdf
).

·

Our sustained investment in content and technology continues to grow existing franchises and build new ones. In Engineering Mechanics, our market leading textbook Hibbeler's
Statics and Dynamics 12th Edition
gained an additional four percentage points of market share with the addition of our newly launched MasteringEngineering digital learning and assessment platform. Pearson became market leader in psychology, supported by the recently launched textbook
Psychology 2nd Edition
by Cicarelli with MyPsychLab.

·

Custom Solutions grew strongly across both bespoke books and customised services including content creation, technology, curriculum, assessments and courseware. We partnered with the Kentucky Virtual Learning Initiative, for example, to deliver personalised mathematics instruction mapped to state college entry standards and have begun to extend this programme into transitional English and Reading.

·

eCollege, our platform for fully-online distance learning in higher education, increased online enrolments by 36% to 3.5m and benefited from continued strong renewal rates of approximately 95% by value, new contract wins and strong growth in the usage of the platform, particularly by US for-profit colleges. New business wins included Bridgepoint Education Inc. (45,000 students and 250 courses), Education Online Service Corp (63,000 enrolments over three years), William Penn University (4,000 enrolments over 3 years) and Arizona State University (3,000 enrolments over 5 years).

·

Thirteen Pearson higher education and school products in ten categories were nominated as America's best educational software products in the Software & Information Industry Association's 25th Annual CODiE Awards. They include MyMathLab, Miller & Levine Biology, PowerSchool, Prentice Hall Literature, myWorld Geography, MyWritingLab, CourseConnect and eCollege.

Assessment and Information

·

Significant profit increase in Assessment and Information, benefiting from the successful integration of the Harcourt Assessment business acquired in 2008.

·

Our National Services assessment business renewed its contract with the College Board, worth $210m over ten years, to process and score the SAT and contracts to support the College Board's new Readi-Step and ACCUPLACER diagnostics programmes.  Our State Services assessment business won a number of significant new contracts including new programmes in Florida and Arizona.  We continue to gain share, winning 60% of the contracts bid for by value, and to be a leader in online testing, delivering 9 million secure online assessments in 2009, up more than 100% on 2008.

·

Our Evaluation Systems teacher certification business secured contract extensions in California, Illinois, Arizona and Washington; won re-bids in Michigan and New York, each for five years; and added new contracts in California and Minnesota.

·

In Clinical Assessments, our AIMSWeb response-to-intervention data management and progress monitoring service for children who are having difficulty learning, continued to grow and now has more than 3 million students on the system.

·

Our Edustructures business, which provides interoperable systems to support data collection and reporting between school districts and state governments, doubled the number of students served to 8m.

·

Our Student Information Systems business continued to grow strongly, benefiting from strong demand for its services that help teachers automate and manage student attendance records, gradebooks, timetables and the like.  It supports more than 12 million students - 8m of them through its flagship PowerSchool product which is now available in more than 50 countries. In 2009 it won contracts for new school districts including Nova Scotia Department of Education (133,000 students), Newark, NJ (45,000 students), and the Hamilton County DOE, TN (40,000 students).

School Curriculum

·

The US School publishing market declined 13.8% in 2009, according to the Association of American Publishers. State budget pressures and a slower new adoption year caused particular weakness in the basal publishing market.

·

Though Pearson's US School publishing sales declined, we significantly out-performed the industry and took an estimated 37% of new adoptions competed for (our highest market share for a decade) and 32% of the total new adoption market.

·

Pearson's enVisionMATH (
www.envisionmath.com
), an integrated print-and-digital programme, was the top-selling basal programme in the United States in 2009. It helped Pearson to a market-leading 46% share of all maths adoptions and sold strongly across the open territories.

·

We successfully launched new blended digital curriculum programmes for the 2010 adoption campaign: Interactive Science (
www.interactivescience.com
); Prentice Hall Mathematics (
www.poweralgebra.com
/
www.powergeometry.com
); and Prentice Hall Literature (
http://www.pearsonschool.com/live/customer_central/microsite/connectedsampling/overview/nat/lit/player.html
).

·

Successnet, our online learning platform for teachers and students which supports Pearson's digital instruction, assessment and remedial programmes, grew strongly, achieving more than 4 million registrations in 2009.

·

Poptropica (
www.poptropica.com
) became one of the largest virtual worlds for young children in the US, with unique visitors growing by more than 100% to almost 70m and the numbers of characters they have created approaching 200m, up 150%.

INTERNATIONAL EDUCATION

£ millions	2009	2008	Headline growth	CER growth	Underlying growth
Sales	1,035	866	20%	13%	4%
Adjusted operating profit	141	135	4%	19%	14%

Pearson is the world leader in education publishing and related services outside North America. Over the past five years, this has been Pearson's fastest-growing business, increasing sales at a headline compound annual growth rate of 17% (from £559m in 2005 to £1,035m in 2009) and operating profit almost three-fold (from £51m in 2005 to £141m in 2009). The business has achieved strong organic growth and successfully integrated a number of acquisitions including Edexcel, Harcourt International and PBM. In 2009 we further extended our international scale, acquiring Wall Street English, a chain of premium English language training centres in China; and investing in vocational training and online learning in India.

Our 2009 results reflect good organic growth, continued investment in bolt-on acquisitions (Maskew Miller Longman, Longman Nigeria and Fronter announced in 2008 and Wall Street English in 2009) and currency movements. Our International Education business operates in 67 countries across the globe and has significant exposure to a wide range of currencies including the US dollar and the Euro. In 2009, currency movements boosted revenues by £60m but reduced adjusted operating profits by £17m compared to 2008.

Looking ahead, we expect our International Education businesses to continue to benefit from a series of powerful growth trends: increasing public and private spending on education; growing participation rates in elementary, secondary and higher education; the demand for assessment to provide measures of achievement; the growing technology infrastructure in educational institutions; and the rise of English and other international languages.

Key highlights in 2009 include:

Global

·

'MyLab' digital learning, homework and assessment programmes were used internationally by more than 470,000 students, up almost 60% on 2008, and are now sold in more than 200 countries worldwide.

·

We launched the Pearson Test of English, our new test of Academic English which will be delivered in up to 200 Pearson VUE testing centres in 37 countries.  Approximately 1,000 academic programmes worldwide now recognise, or are in the process of recognising, the Pearson Test of English.

·

Our eCollege learning management system is growing rapidly in international markets, winning new contracts in Australia, Brazil, Mexico, Colombia, Puerto Rico and Saudi Arabia.

·

The Fronter learning management system continued to grow very strongly with more than 6m students in more than 8,000 schools, colleges and Universities around the world.

·

Our new Pearson Learning Solutions business won its first contracts in the UK, the Gulf and Africa.  It combines a broad range of products and services from across Pearson to deliver a systematic approach to improving student performance.

Africa and the Middle East

·

Pearson successfully implemented the Abu Dhabi Education Council's External Measurement of Student Achievement programme covering English, Arabic, Maths and Science in April 2009 and was also contracted by the United Arab Emirates Ministry of Education to deliver the programme in the northern emirates.

·

In South Africa, Pearson launched Platinum, the first blended print and online course developed for the South African National Curriculum. 7,000 students registered for MyMathLab+, at the University of Witwatersrand, helping raise student pass rates in its initial phase from 31% in the first semester to 60% in the second semester.

Asia and Pacific

·

We acquired Wall Street English, China's leading provider of premium English language training to adults, for $145m. The combination of Longman Schools and Wall Street English gives Pearson a leading position in the English language teaching market in China, serving students from elementary school to professional levels.

·

We stepped up our presence in the Indian education market with two investments totalling $30m: a 50:50 joint-venture with Educomp, called IndiaCan, to offer vocational and skills training through 120 training centres across the country; and a 17.2% stake in TutorVista, which provides online tutoring for K-12 and college students.

Continental Europe

·

The launch of  our digi libre (Content Plus) products helped us to gain share in the lower and upper secondary markets in Italy and positions us well for major curriculum reforms planned for 2010.

·

In Spain, our sales were down sharply with pressures on central and regional government spending and a worsening retail environment.

·

Our ELT sales continued to grow in Poland, and across central and Eastern Europe we saw good demand for our publishing and digital resources and our fledgling Language Learning Solutions activities.

Latin America

·

New editions of the proven bestsellers,
BackPack
and
Pockets
, along with the successful launch of two new courses,
CornerStone
and
KeyStone
, helped to deliver strong growth in the sales of ELT materials across Latin America.

·

In Brazil, which has one of Latin America's largest and fastest-growing university populations, our virtual library now supports 30 post-secondary institutions. And, in Panama, 75,000 high school students are now learning Biology and Chemistry, using Prentice Hall Virtual Labs.

United Kingdom

·

We received over 3.7 million registrations for vocational assessment and general qualifications. We marked 4.5 million 'A'-level and GCSE scripts on-screen, successfully delivered the 2009 National Curriculum test series and were awarded the contract to administer the 2010 National Curriculum Tests at Key Stage 2.

·

We made significant investments in supporting the new Diploma qualification for 14-19 year-olds, the IGCSE qualifications to meet the needs of International schools and colleges, and BTEC, our flagship vocational qualification. BTEC registrations totalled more than 1m for the first time and were up almost 30% on 2008.

·

Our Higher Education business grew strongly, helped by the success of new first editions, the rapid take up of MyLabs adapted to meet local requirements, and the growing popularity of custom publishing. Sales of UK primary resources fell, on the back of minimal curriculum change and some signs of schools managing their budgets more tightly.

PROFESSIONAL

£ millions	2009	2008	Headline growth	CER growth	Underlying growth
Sales	275	244	13%	(1)%	(1)%
Adjusted operating profit	43	36	19%	8%	8%

Our Professional education business is focused on testing and certifying adults to become professionals; and on publishing and other learning programmes for professionals in business and technology.

Over the past five years, we have increased sales in this division at a compound annual rate of 8% and operating profit from a profit of £2m in 2005 to a profit of £43m in 2009. Over that period, we significantly re-oriented our professional publishing businesses towards digital products and sales channels and built professional testing into a profitable industry leader. We expect these businesses to benefit from rising demand for work-related skills and qualifications in both developed and developing markets; and from close connections with professional content and customers in other parts of Pearson.

Professional testing & certification
·

In the UK, we extended our contract with the Drivers Standard Agency to deliver the UK drivers theory test until 2014. With the Graduate Management Admissions Test and the recent contract extension for the NCLEX nursing examination, our three largest professional testing contracts now run to 2013 or after.
·

More than seven million secure online tests delivered in more than 4,000 test centres worldwide in 2009, an increase of 9% over 2008.
·

Registration volumes for the Graduate Management Admissions Council test rose 8% worldwide in 2009, including a 16% increase outside the US.
·

In the US, Pearson VUE won a number of new contracts with organisations including Oracle, Citrix, Novell, VMWare, and Adobe, the National Registry of Food Safety Professionals and the National Institute for Certification in Engineering Technologies.
·

Pearson VUE extended its international reach, signing an agreement with the Dubai Road and Transport Authority to deliver a new, high-tech Driver Testing System and launching the Law School Admission Test in India.

Professional publishing
·

Our Professional education business experienced tough trading conditions in the retail market but benefitted from the increased breadth of its publishing and range of revenue streams, from online retail through digital subscriptions.
·

A best-selling product in 2009 was CCNA Network Simulator, which are digital networking labs designed, developed and published by Pearson, to help candidates successfully pass the Cisco CCNA certification exam.
·

Pearson launched new learning solutions for IT Professionals preparing for certification accreditation.  Cert Flash Card applications were launched for students studying for Cisco CCNA, CompTIA and Microsoft certification exams and are accessible through web browsers and iPhone and iPod Touch devices.
·

FT Press launched a new e-publishing imprint, FTPress Delivers (
www.ftpress.com/delivers
), providing essential insights from some of its leading business authors including Jim Champy, Brian Solis, Mark Zandi, Jon M. Huntsman, John Kao, Michael Abrashoff, and Seth Goldman.

FINANCIAL TIMES GROUP

£ millions	2009	2008	Headline growth	CER Growth	Underlying growth
Sales
FT Publishing	358	390	(8)%	(12)%	(12)%
Interactive Data	484	406	19%	5%	2%
Total	842	796	6%	(3)%	(5)%
Adjusted operating profit
FT Publishing	39	74	(47)%	(42)%	(42)%
Interactive Data	148	121	22%	7%	2%
Total	187	195	(4)%	(12)%	(14)%

The FT Group is a leading provider of essential information in attractive niches of the global business information market. These include insight and analysis through the
Financial Times
, FT.com, Money-Media and
The Economist
, and intelligence, valuations and indices through Mergermarket, Interactive Data and FTSE.

In recent years, the FT Group has significantly shifted its business towards digital and subscription revenues. We have sold our largely print and advertising-based national media companies (Recoletos in Spain, Les Echos in France, FT Deutschland in Germany); acquired digital businesses with international opportunities (Mergermarket, Exec-Appointments.com, Money-Media, MandateWire and Medley Global Advisors); and invested steadily in our global and digital businesses including the
Financial Times
,  FT.com and Interactive Data.

As a result of this strategy, in 2009 digital products and services accounted for 73% of FT Group revenues, up from 28% in 2000; and in 2009 advertising accounted for 19% of FT Group revenues, down from 52% in 2000. On a continuing business basis, FT Group sales have increased at a headline compound average growth rate of 11% (from £546m in 2005 to £842m in 2009) and profits by 18% (from £97m to £187m).

Looking ahead, we believe that the FT Group's premium and global positions, combined with our digital and subscription businesses, put us in a good position to weather tougher economic conditions.

FT Publishing

·

FT Publishing's margins sustained at more than 10%, despite double digit revenue declines caused by tough market conditions for financial and corporate advertising. FT Publishing revenues declined 12% as the impact of advertising revenue declines was partly mitigated by growth in content revenues and the resilience of our subscription businesses.

·

We continued to see good demand for high-quality analysis of global business, finance, politics and economics resulting in:
o
A 15% increase in FT.com's paying online subscribers to more than 126,000, and 750 direct corporate licences;
o
Registered users on FT.com up 85% to 1.8m and up 12% to 1.4m on FTChinese.com;
o
While Financial Times worldwide circulation was 7% lower at 402,799 (for the July-December 2009 ABC period), subscription circulation grew modestly.

·

We continued to invest in fast-growing digital formats. We launched a new luxury lifestyle website,
www.howtospendit.com
, to complement our existing magazine; a new iPhone application which has received more than 200,000 downloads; and, in association with Longman, Lexicon, an online glossary of economic, financial and business terms.

·

Mergermarket faced challenging conditions in some of its markets with reduced Mergers & Acquisition activity impacting the merger arbitrage sector serviced by dealReporter whilst Debtwire benefited from an increased focus on distressed debt.

·

Mergermarket continued to launch new products and expand globally. Our newest product, MergerID, launched in September 2009, provides a secure online environment for principals and professionals to post and view M&A opportunities globally and has secured over 1,500 active users in more than 450 companies across the globe.

·

The Economist
, in which Pearson owns a 50% stake, increased global weekly circulation by 2.2% to 1.42m (for the July-December 2009 ABC period); FTSE, our 50% owned joint-venture with the London Stock Exchange, increased revenues 17% and made a strong improvement in profits.

Interactive Data

·

Interactive Data revenues up 5% and operating profit up 7% to £148m (£121m in 2008) driven by its Institutional Services segment, despite difficult market conditions in the financial services industry. In the fourth quarter we began to see continued signs of trading conditions easing in certain markets that were difficult earlier in the year, principally in our new sales.

·

Interactive Data continued to benefit from growth trends including: heightened scrutiny around the valuation of securities; increasing regulation and related investment in compliance and risk management processes; increasing adoption of low latency data for algorithmic trading; and continuing need to cost-effectively differentiate wealth management offerings with bespoke web-based client solutions.

·

Pricing and Reference Data (66% of Interactive Data revenues) continued to generate good growth in North America and Europe. Growth was primarily organic and also benefited from bolt-on acquisitions, most recently NDF, a leading provider of financial pricing and services in Japan, and Kler's Financial Data Service, a leading provider of reference data to the Italian financial industry.

·

Real-Time Services (19% of Interactive Data revenues) faced challenging market conditions as solid demand for web-based Managed Solutions was more than offset by higher cancellations of real-time market data services. In December 2009, we formed the Real-Time Market Data and Trading Solutions Group which combines the resources of our eSignal, Managed Solutions and Real-Time Services businesses into a single organisation. This initiative supports plans to integrate the company's suite of real-time market data and innovative, hosted technology services and solutions to more effectively capitalize on opportunities in the wealth management and electronic trading sectors.  In addition, Interactive Data recently completed two acquisitions, 7ticks and the data and tools assets of Dow Jones' Online Financial Solutions business, that help further strengthen its real-time capabilities in the wealth management and electronic trading sectors.

·

Interactive Data continued to invest in expanding the breadth and depth of the data covered and products offered. Pricing and Reference Data added new information resources, transparency tools, and broader coverage of hard-to-value instruments. It also introduced new services such as the Business Entity Service and Options Volatility Service aimed at helping firms address risk management and compliance challenges. In Real-Time Services, investments were aimed at expanding market coverage to include a broader range of emerging markets, level 2 data for a variety of global exchanges, and multi-lateral trading facilities.  New product launches in this business included PlusBook™, a new consolidated order book service for the European financial industry, and enhancements to the PrimePortal product, which are used to create customized Web solutions for wealth management and infomedia applications. eSignal introduced new services and enhanced existing offerings such as its Market-Q browser-based workstation, which has been well received in the North American wealth management market.

·

Interactive Data made a number of bolt-on acquisitions in late 2009 and into early 2010 including: the data and tools assets of Dow Jones & Company's OFS business, which expands the growing web-based solutions business in North America; Dubai-based Telerate Systems Limited (completed on 14 January 2010), a long-time eSignal sales agent; and 7ticks (completed on 15th January 2010), an innovative provider of very fast electronic trading networks and managed services.

·

Interactive Data's fourth quarter and full year results announcement and outlook for 2010 is available at:
http://ir.interactivedata.com/phoenix.zhtml?c=95364&p=irol-newsArticle&ID=1394099&highlight

·

On January 15, Pearson and Interactive Data announced that Interactive Data's Board of Directors is conducting a preliminary review of strategic alternatives for the Company.  As previously stated, there can be no assurance on the potential outcome or timing of this review process.

PENGUIN

£ millions	2009	2008	Headline growth	CER growth	Underlying growth
Sales	1,002	903	11%	(1)%	(2)%
Adjusted operating profit	84	93	(10)%	(17)%	(19)%

Penguin is one of the most famous brands in book publishing, known around the world for the quality of its publishing and its consistent record of innovation.

Over the past five years, Penguin's sales have increased at an annual average rate of 2% and profits at 5% - the result of a plan to generate significant margin improvement.  That plan has four major parts:

1.
Investing consistently and in a disciplined way in author and product development;

2.
Developing a globally coordinated publishing organisation, benefiting from worldwide scale and rapid rates of growth in literacy, education and demand for books in emerging markets;

3.
Innovating with digital technologies to provide new reading experiences, new ways to market, new sales channels, and more efficient means of production, storage and distribution of content;

4.
Becoming a more efficient organisation, focusing on margin progression, working capital discipline and cash generation. In 2009, Penguin successfully implemented a series of organisational changes in the UK designed to strengthen its publishing, reduce costs and accelerate the transition to digital production, sales channels and formats and to lower cost markets for design and production. Penguin's 2009 results include approximately £9m of charges relating to these organisational changes.

Penguin operates in 15 countries across the globe and has significant exposure to a wide range of currencies including the US and Australian dollars. In 2009, currency translation boosted revenues by £109m and adjusted operating profits by £13m compared to 2008.  Adjusted operating profits were reduced by a transaction exchange loss of £6m.

Looking ahead, Penguin's strategy involves further investment in publishing in both established and emerging markets, in continued digital innovation and in efficiency improvements, as it seeks to build on its strong competitive position and accelerate sales growth.

2009 highlights include:

·

eBook sales grew fourfold on the previous year. 14,000 eBook titles are now available. eBook sales are expected to grow rapidly again in 2010, benefiting from the popularity of e-readers such as Amazon's Kindle, the Sony Reader and Barnes and Noble's Nook as well as new devices such as Apple's iPad.

·

In the US, Penguin had 30 #1 New York Times bestsellers, Penguin's most ever, and placed 243 bestsellers on New York Times lists. Bestsellers included debut novels such as
The Help
by Kathryn Stockett and
The Piano Teacher
by Janice Y.K. Lee, along with books by established authors such as Charlaine Harris and Nora Roberts.

·

In the UK, top-selling titles included Marian Keyes'
This Charming Man
, Malcolm Gladwell's
Outliers
, Ant and Dec's
Ooh! What a Lovely Pair
and Antony Beevor's
D-Day
. Penguin Children's list had a very strong year with standout performances from brands such as
The Very Hungry Caterpillar
(which celebrated its 40th anniversary) and Peppa Pig. Through an iPhone app, consumers were offered a try-before-you-buy model of Paul Hoffman's
The Left Hand of God
, providing free downloads of the first three chapters.

·

In Australia, Penguin was named Publisher of the Year for the second year running at the Australian Book Industry Awards. #1 bestselling authors included Bryce Courtenay, Tom Winton, Clive Cussler and Richelle Mead.

·

In Canada, top-selling local authors included Joseph Boyden and Alice Munro, who was awarded the International Man Booker Prize and our international authors Greg Mortenson and Elizabeth Gilbert led the paperback non-fiction category.

·

In India, Penguin is the largest English language trade publisher, with bestselling authors in 2009 including Narayana Murthy and Nandan Nilekani.

·

In South Africa, top-selling Penguin authors included John van de Ruit and Justin Bonello.

·

In 2010, Penguin will publish major books including
Our Kind of Traitor
by John le Carre, two books from chef Jamie Oliver (
Jamie Does
and
20 Minute Meals
),
A Passion for Design
by Barbra Streisand,
The Weekend That Changed Wall Street
by CNBC's Maria Bartiromo,
Theodore Boone: Kid Lawyer
by John Grisham and a new series of paperbacks entitled Penguin Decades as part of Penguin's 75th birthday celebration. Penguin China's English language publishing programme will launch in 2010, with books including
Shanghai: A History in Photographs 1842 - Today.

FINANCIAL REVIEW

Operating result
On a headline basis, sales increased by £813m or 17% from £4,811m in 2008 to £5,624m in 2009 and total adjusted operating profit increased by £96m or 13% from £762m in 2008 to £858m in 2009.

On an underlying basis sales increased by 2% in 2009 compared to 2008 and adjusted operating profit also grew by 2%. Our underlying measures exclude the effects of exchange and portfolio changes. In 2009, currency movements increased sales by £640m and adjusted operating profit by £69m while portfolio changes increased sales by £99m and adjusted operating profit by £14m.

Adjusted operating profit excludes amortisation of acquired intangibles and includes the adjusted profits from discontinued operations (excluding gains and losses on disposal).  Statutory operating profit (from continuing operations) increased by £79m or 12% from £676m in 2008 to £755m in 2009. Statutory operating profit includes an increased charge for intangible amortisation but does not include the contribution from discontinued operations.

Net finance costs
Net finance costs reported in our adjusted earnings comprise net interest payable, net finance costs relating to employee benefit plans and certain foreign exchange gains and losses. Net interest payable in 2009 was £85m, down from £89m in 2008.  This fall is mainly due to a reduction in average interest rates on our floating US dollar debt and the effect of lower average levels of net debt. Finance charges relating to post-retirement plans were £12m in 2009 compared to an income of £8m in 2008 as a result of lower returns on plan assets.  Exchange losses reported in adjusted earnings in 2008 of £7m related to retranslation of foreign currency bank overdrafts. There were no equivalent exchange gains or losses in 2009.

Also included in the statutory definition of net finance costs are foreign exchange and other gains and losses. These are excluded from adjusted earnings as they represent short-term fluctuations in market value and are subject to significant volatility. These other gains and losses may not be realised in due course as it is normally the intention to hold the related instruments to maturity. In 2009 the total of these items excluded from adjusted earnings was a profit of £2m compared to a loss of £3m in 2008.

Taxation
The effective tax rate on adjusted earnings in 2009 was 25.5% which compares to an effective rate of 26.4% for 2008. Our overseas profits, which arise mainly in the US are largely subject to tax at higher rates than the UK corporation tax rate (an effective rate of 28% in 2009 compared to 28.5% in 2008). Higher tax rates were more than offset by amortisation-related tax deductions and releases from provisions reflecting continuing progress in agreeing our tax affairs with the authorities.

The reported tax charge on a statutory basis was £198m (30.0%) compared to a charge of £172m (29.4%) in 2008.  The tax charge relating to the sale of the Data Management business in February 2008 is included in the loss on discontinued businesses in that year.  A charge arose on this disposal as although there is a book loss there is a gain for tax purposes. Tax paid in 2009 was £103m compared to £89m in 2008.

Discontinued operations
Discontinued operations in 2008 relates to the Data Management business that was sold on 22 February 2008.

Other comprehensive income

Included in other comprehensive income are the net exchange differences on translation of foreign operations.   The loss on translation of £388m in 2009 compares to a gain in 2008 of £1,125m and is principally due to movements in the US dollar. A significant proportion of the Group's operations are based in the US and the US dollar strengthened in 2008 from an opening rate of £1:$1.99 to a closing rate at the end of that year of £1:$1.44. At the end of 2009 the US dollar had weakened in comparison to the opening rate moving from £1:$1.44 to £1:$1.61.

FINANCIAL REVIEW
continued

Minority interests
Minority interests comprise mainly the 39% share of Interactive Data Corporation, a US listed business.

Pensions
Pearson operates a variety of pension plans. Our UK Group plan has by far the largest defined benefit section. We have some smaller defined benefit sections in the US and Canada but, outside the UK, most of our companies operate defined contribution plans.

The charge to profit in respect of worldwide pensions and post-retirement benefits amounted to £94m in 2009 (2008: £76m) of which a charge of £82m (2008: £84m) was reported in operating profit and the net finance cost of £12m (2008 benefit: £8m) was reported against net finance costs.

The overall surplus on the UK Group plan of £49m at the end of 2008 has become a deficit of £189m at 31 December 2009. This is mainly due to an increase in liabilities as a result of an increase in the expected rate of future inflation, strengthening of mortality assumptions and a decrease in the discount rate used to value the liabilities.

Dividends
The dividend accounted for in our 2009 financial statements totalling £273m represents the final dividend in respect of 2008 (22.0p) and the interim dividend for 2009 (12.2p).  We are proposing a final dividend for 2009 of 23.3p, bringing the total paid and payable in respect of 2009 to 35.5p, a 5.0% increase on 2008. This final 2009 dividend was approved by the Board in February 2010, is subject to approval at the forthcoming AGM and will be charged against 2010 profits. For 2009 the dividend is covered 1.8 times by adjusted earnings.

Return on invested capital (ROIC)
Our ROIC is calculated as adjusted operating profit less cash tax, expressed as a percentage of average gross invested capital. ROIC declined by 0.3% from 9.2% in 2008 to 8.9% in 2009. Transactional exchange gains, reported in adjusted operating profit and caused by the relative weakness of sterling in 2008, helped our ROIC by 0.2%  in that year. In 2009 these transactional exchange gains became losses, as sterling strengthened for much of the year, negatively impacting our ROIC by 0.1%. The majority of transactional exchange gains and losses are in our International Education business and to a lesser extent it also impacts Penguin and the FT Group. The movements predominantly arise in trading companies that have significant revenues in multiple currencies. In 2009 transactional exchange recorded in operating profit was £27m lower than in 2008.

CONDENSED CONSOLIDATED INCOME STATEMENT
for the year ended 31 December 2009

		2009	2008
all figures in £ millions	note

Continuing operations

Sales	2	5,624	4,811
Cost of goods sold		(2,539)	(2,174)
Gross profit		3,085	2,637

Operating expenses		(2,360)	(1,986)
Share of results of joint ventures and associates		30	25
Operating profit	2	755	676

Finance costs	3	(122)	(136)
Finance income	3	27	45
Profit before tax	4	660	585
Income tax	5	(198)	(172)
Profit for the year from continuing operations		462	413

Discontinued operations

Loss for the year from discontinued operations	8	-	(90)

Profit for the year		462	323

Attributable to:
Equity holders of the company		425	292
Minority interest		37	31

Earnings per share from continuing and discontinued operations (in pence per share)
Basic	6	53.2p	36.6p
Diluted	6	53.1p	36.6p

Earnings per share from continuing operations (in pence per share)
Basic	6	53.2p	47.9p
Diluted	6	53.1p	47.9p

The accompanying notes to the condensed consolidated financial statements form an integral part of the financial information.

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
for the year ended 31 December 2009

	2009	2008
all figures in £ millions

Profit for the year	462	323

Net exchange differences on translation of foreign operations	(388)	1,125
Cumulative translation adjustment on disposals	-	50
Actuarial losses on retirement benefit obligations	(302)	(74)
Net increase in fair values of proportionate holding arising on stepped acquisition	18	-
Taxation on items recognised in other comprehensive income	91	9
Other comprehensive (expense) / income for the year	(581)	1,110

Total comprehensive (expense) / income for the year	(119)	1,433

Attributable to:
Equity holders of the company	(127)	1,327
Minority interest	8	106

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
for the year ended 31 December 2009

	Equity attributable to equity holders of the company
	Share Capital	Share Premium	Treasury shares	Translation reserve	Retained earnings	Total	Minority Interest	Total Equity
all figures in £ millions

2009

Equity balance at 1 Jan 2009	202	2,505	(222)	586	1,679	4,750	274	5,024
Total comprehensive income	-	-	-	(359)	232	(127)	8	(119)
Equity settled transactions	-	-	-	-	37	37	-	37
Tax on equity settled transactions	-	-	-	-	6	6	-	6
Issue of ordinary shares under share option schemes	1	7	-	-	-	8	-	8
Purchase of treasury shares	-	-	(33)	-	-	(33)	-	(33)
Release of treasury shares	-	-	29	-	(29)	-	-	-
Put option over minority interest	-	-	-	-	(23)	(23)	-	(23)
Changes in minority shareholding	-	-	-	-	-	-	24	24
Dividends	-	-	-	-	(273)	(273)	(15)	(288)
Equity balance at 31 Dec 2009	203	2,512	(226)	227	1,629	4,345	291	4,636
2008

Equity balance at 1 Jan 2008	202	2,499	(216)	(514)	1,724	3,695	179	3,874
Total comprehensive income	-	-	-	1,100	227	1,327	106	1,433
Equity settled transactions	-	-	-	-	33	33	-	33
Tax on equity settled transactions	-	-	-	-	(7)	(7)	-	(7)
Issue of ordinary shares under share option schemes	-	6	-	-	-	6	-	6
Purchase of treasury shares	-	-	(47)	-	-	(47)	-	(47)
Release of treasury shares	-	-	41	-	(41)	-	-	-
Changes in minority shareholding	-	-	-	-	-	-	6	6
Dividends	-	-	-	-	(257)	(257)	(17)	(274)
Equity balance at 31 Dec 2008	202	2,505	(222)	586	1,679	4,750	274	5,024

CONDENSED CONSOLIDATED BALANCE SHEET
as at 31 December 2009

		2009	2008
all figures in £ millions	note

Property, plant and equipment		388	423
Intangible assets	14	5,129	5,353
Investments in joint ventures and associates		30	23
Deferred income tax assets		387	372
Financial assets - Derivative financial instruments		112	181
Retirement benefit assets		-	49
Other financial assets		62	63
Other receivables		112	152
Non-current assets		6,220	6,616

Intangible assets - Pre-publication		650	695
Inventories		445	501
Trade and other receivables		1,284	1,342
Financial assets - Derivative financial instruments		-	3
Financial assets - Marketable securities		63	54
Cash and cash equivalents (excluding overdrafts)		750	685
Current assets		3,192	3,280

Total assets
		9,412	9,896

Financial liabilities - Borrowings		(1,934)	(2,019)
Financial liabilities - Derivative financial instruments		(2)	(15)
Deferred income tax liabilities		(473)	(447)
Retirement benefit obligations		(339)	(167)
Provisions for other liabilities and charges		(50)	(33)
Other liabilities		(253)	(221)
Non-current liabilities		(3,051)	(2,902)

Trade and other liabilities		(1,467)	(1,429)
Financial liabilities - Borrowings		(74)	(344)
Financial liabilities - Derivative financial instruments		(7)	(5)
Current income tax liabilities		(159)	(136)
Provisions for other liabilities and charges		(18)	(56)
Current liabilities		(1,725)	(1,970)

Total liabilities
		(4,776)	(4,872)

Net assets
		4,636	5,024

Share capital		203	202
Share premium		2,512	2,505
Treasury shares		(226)	(222)
Reserves		1,856	2,265
Total equity attributable to equity holders of the company		4,345	4,750
Minority interest		291	274
Total equity		4,636	5,024

The condensed consolidated financial statements were approved by the Board on 28 February 2010.

CONDENSED CONSOLIDATED CASH FLOW STATEMENT
for the year ended 31 December 2009

		2009	2008
all figures in £ millions	note

Cash flows from operating activities
Net cash generated from operations	16	1,012	894
Interest paid		(90)	(87)
Tax paid		(103)	(89)

Net cash generated from operating activities

		819	718

Cash flows from investing activities

Acquisition of subsidiaries, net of cash acquired		(208)	(395)
Acquisition of joint ventures and associates		(14)	(5)
Purchase of investments		(10)	(1)
Purchase of property, plant and equipment (PPE)		(62)	(75)
Proceeds from sale of investments		-	5
Proceeds from sale of PPE		1	2
Purchase of intangible assets		(58)	(45)
Disposal of subsidiaries, net of cash disposed		14	111
Interest received		3	11
Dividends received from joint ventures and associates		22	23

Net cash used in investing activities

		(312)	(369)

Cash flows from financing activities
Proceeds from issue of ordinary shares		8	6
Purchase of treasury shares		(33)	(47)
Proceeds from borrowings		296	455
Liquid resources acquired		(13)	-
Repayment of borrowings		(343)	(275)
Finance lease principal payments		(2)	(3)
Dividends paid to company's shareholders		(273)	(257)
Dividends paid to minority interests		(20)	(28)

Net cash used in financing activities

		(380)	(149)

Effects of exchange rate changes on cash and cash equivalents		(36)	(103)

Net increase in cash and cash equivalents

		91	97

Cash and cash equivalents at beginning of year		589	492

Cash and cash equivalents at end of year		680	589

For the purposes of the cash flow statement, cash and cash equivalents are presented net of overdrafts repayable on demand. These overdrafts are excluded from cash and cash equivalents disclosed on the balance sheet.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2009

1.      Basis of preparation

The condensed consolidated financial statements have been prepared in accordance with the Listing Rules of the Financial Services Authority and in accordance with International Financial Reporting Standards (IFRS) and International Financial Reporting Interpretations Committee (IFRIC) interpretations as adopted by the European Union (EU). In respect of accounting standards applicable to the Group there is no difference between EU-adopted IFRS and International Accounting Standards Board (IASB)-adopted IFRS.

The condensed consolidated financial statements have also been prepared in accordance with the accounting policies set out in the 2008 Annual Report and have been prepared under the historical cost convention as modified by the revaluation of financial assets and liabilities (including derivative financial instruments) at fair value. On 1 January 2008, the Group early adopted IFRS 8 'Operating Segments' which, in conjunction with organisational changes, led to a change in segments within the Education business.  In these financial statements we have adopted IAS 1 'Presentation of Financial Statements' (revised) which requires the presentation of a Statement of Changes in Equity as a primary statement, separate from the Income Statement and Statement of Comprehensive Income. As a result a condensed Statement of Changes in Equity has been included in the primary statements for the current and comparative period. The 2008 Annual Report also refers to other new standards effective from 1 January 2009.  Apart from IFRS 8 and IAS 1 (revised), none of these standards have had a material impact in these condensed consolidated financial statements.

The preparation of condensed consolidated financial statements requires the use of certain critical accounting assumptions.  It also requires management to exercise its judgement in the process of applying the Group's accounting policies.  The areas requiring a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the condensed consolidated financial statements have been set out in the 2008 Annual Report.

This preliminary announcement does not constitute the Group's full financial statements for the year ended 31 December 2009. The Group's full financial statements will be approved by the Board of Directors and reported on by the auditors later in March 2010.  Accordingly, the financial information for 2009 is presented unaudited.

The financial information for the year ended 31 December 2008 does not constitute statutory accounts as defined in section 240 of the Companies Act 1985 (and section 434 of the Companies Act 2006).  A copy of the statutory accounts for that year has been delivered to the Registrar of Companies. The Auditors' report on the full financial statements for the year ended 31 December 2008 was unqualified and did not contain statements under section 237 (2) of the Companies Act 1985 (regarding the adequacy of accounting records and returns) or under section 237 (3) (regarding provision of necessary information and explanations).

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
continued
for the year ended 31 December 2009

2.      Segment information

The Group is organised into six segments: North American Education, International Education, Professional, Financial Times Publishing, Interactive Data and Penguin.

	2009	2008
all figures in £ millions

Sales
North American Education	2,470	2,002
International Education	1,035	866
Professional	275	244
Pearson Education	3,780	3,112
FT Publishing	358	390
Interactive Data	484	406
FT Group	842	796
Penguin	1,002	903
Total sales - continuing operations	5,624	4,811

Adjusted operating profit
North American Education	403	303
International Education	141	135
Professional	43	36
Pearson Education	587	474
FT Publishing	39	74
Interactive Data	148	121
FT Group	187	195
Penguin	84	93
Adjusted operating profit - continuing operations	858	762
Adjusted operating profit - discontinued operations	-	-
Total adjusted operating profit	858	762

Adjusted operating profit is one of Pearson's key business performance measures; it includes the operating profit from the total business including the results of discontinued operations. Other net gains and losses that represent profits and losses on the sale of subsidiaries, joint ventures, associates and other financial assets are excluded from adjusted operating profit as they distort the performance of the Group.  In 2008 these other net gains and losses all related to discontinued operations.  There were no other net gains and losses in 2009.

In our adjusted operating profit, we have also excluded amortisation of acquired intangibles as this is not considered to be fully reflective of the underlying performance of the Group.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
continued
for the year ended 31 December 2009

2.      Segment information
continued

The following table reconciles adjusted operating profit from continuing operations to operating profit for each segment.

	North American Education	International Education	Professional	FT Publishing	Interactive Data	Penguin	Total
all figures in £ millions

2009

Adjusted operating profit - continuing	403	141	43	39	148	84	858
Amortisation of acquired intangibles	(49)	(32)	(1)	(8)	(12)	(1)	(103)

Operating profit

	354	109	42	31	136	83	755

2008

Adjusted operating profit - continuing	303	135	36	74	121	93	762
Amortisation of acquired intangibles	(45)	(22)	(1)	(7)	(9)	(2)	(86)

Operating profit

	258	113	35	67	112	91	676

Corporate costs are allocated to business segments on an appropriate basis depending on the nature of the cost and therefore the total segment result is equal to the Group operating profit.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
continued
for the year ended 31 December 2009

3.      Net finance costs

	2009	2008
all figures in £ millions

Net interest payable	(85)	(89)
Finance (cost) / income in respect of employee benefits	(12)	8
Net foreign exchange losses	(7)	(11)
Other gains / (losses) on financial instruments in a hedging relationship:
- fair value hedges	3	(5)
- net investment hedges	-	1
Other gains on financial instruments not in a hedging relationship:
- amortisation of transitional adjustment on bonds	3	1
- derivatives	3	4
Net finance costs	(95)	(91)

Analysed as:
Finance costs	(122)	(136)
Finance income	27	45
Net finance costs	(95)	(91)

Analysed as:
Net interest payable	(85)	(89)
Finance (cost) / income in respect of employee benefits	(12)	8
Net foreign exchange losses reflected in adjusted earnings	-	(7)
Net finance costs reflected in adjusted earnings	(97)	(88)
Other net finance income / (cost)	2	(3)
Net finance costs	(95)	(91)

Fair value gains and losses on financial instruments are analysed between three elements: net interest payable, foreign exchange and other gains and losses. For the purposes of adjusted earnings we have excluded certain foreign exchange and other gains and losses as they represent short-term fluctuations in market value and are subject to significant volatility. These other gains and losses may not be realised in due course as it is normally the intention to hold the related instruments to maturity. Foreign exchange losses retained in adjusted earnings mainly relate to losses on retranslation of foreign currency bank overdrafts used to offset foreign currency cash balances held by the Group's trading companies.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
continued
for the year ended 31 December 2009

4.      Profit before tax

		2009	2008
all figures in £ millions	note

Profit before tax - continuing operations		660	585
Add back: amortisation of acquired intangibles	2	103	86
Add back: other net finance (income) / cost	3	(2)	3
Adjusted profit before tax - continuing operations		761	674
Adjusted profit before tax - discontinued operations		-	-
Total adjusted profit before tax		761	674

5.      Income tax

	2009	2008
all figures in £ millions

Income tax charge - continuing operations

	(198)	(172)

Add back: tax benefit on amortisation of acquired intangibles

	(37)	(31)

Add back: tax benefit on other net gains and losses

	-	(7)

Add back: tax benefit / (charge) on other net finance costs

	1	(1)

Tax amortisation benefit on goodwill and intangibles

	40	33
Adjusted income tax charge - continuing operations	(194)	(178)
Adjusted income tax charge - discontinued operations	-	-
Total adjusted income tax charge	(194)	(178)

Tax rate reflected in adjusted earnings	25.5%	26.4%

Our adjusted income tax charge excludes the tax benefit on other gains and losses as this benefit relates to profits or losses on the sale of subsidiaries, joint ventures or associates and other financial assets that have previously been excluded from the adjusted profit before tax.

Also, in our adjusted income tax charge we have included the tax benefit from tax deductible goodwill and intangibles as this benefit more accurately aligns the adjusted tax charge with the expected medium-term rate of cash tax payments.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
continued
for the year ended 31 December 2009

6.      Earnings per share

Basic earnings per share is calculated by dividing the profit attributable to equity shareholders of the Company (earnings) by the weighted average number of ordinary shares in issue during the year, excluding ordinary shares purchased by the Company and held as treasury shares. Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares to take account of all dilutive potential ordinary shares and adjusting the profit attributable, if applicable, to account for any tax consequences that might arise from conversion of those shares.

	2009	2008
all figures in £ millions

Profit for the year from continuing operations	462	413
Minority interest	(37)	(31)
Earnings from continuing operations	425	382
Loss for the year from discontinued operations	-	(90)
Earnings	425	292

Weighted average number of shares (millions)	799.3	797.0
Effect of dilutive share options (millions)	0.8	0.5
Weighted average number of shares (millions) for diluted earnings	800.1	797.5

Earnings per share from continuing and discontinued operations
Basic	53.2p	36.6p
Diluted	53.1p	36.6p

Earnings per share from continuing operations
Basic	53.2p	47.9p
Diluted	53.1p	47.9p

7.      Adjusted earnings per share

In order to show results from operating activities on a consistent basis, an adjusted earnings per share is presented which excludes certain items as set out below.

The adjusted earnings per share includes both continuing and discontinued businesses on an undiluted basis. The Company's definition of adjusted earnings per share may not be comparable to other similarly titled measures reported by other companies.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
continued
for the year ended 31 December 2009

7.      Adjusted earnings per share
continued

	Statutory income statement	Re-analyse discontinued operations	Other net gains and losses	Amortisation of acquired intangibles	Other net finance costs / income	Tax amortisation benefit	Adjusted income statement
all figures in £ millions

2009

Operating profit (note 2)	755	-	-	103	-	-	858

Net finance costs (note 3)	(95)	-	-	-	(2)	-	(97)
Profit before tax (note 4)	660	-	-	103	(2)	-	761
Income tax (note 5)	(198)	-	-	(37)	1	40	(194)
Profit for the year - continuing	462	-	-	66	(1)	40	567

Profit for the year - discontinued	-	-	-	-	-	-	-

Profit for the year	462	-	-	66	(1)	40	567

Minority interest	(37)	-	-	(5)	-	(2)	(44)

Earnings	425	-	-	61	(1)	38	523

Weighted average number of shares (millions)							799.3

Adjusted earnings per share							65.4p

2008

Operating profit (note 2)	676	-	-	86	-	-	762

Net finance costs (note 3)	(91)	-	-	-	3	-	(88)
Profit before tax (note 4)	585	-	-	86	3	-	674
Income tax (note 5)	(172)	-	(7)	(31)	(1)	33	(178)
Profit for the year - continuing	413	-	(7)	55	2	33	496

Loss for the year - discontinued (note 8)	(90)	-	90	-	-	-	-

Profit for the year	323	-	83	55	2	33	496

Minority interest	(31)	-	-	(3)	-	(2)	(36)

Earnings	292	-	83	52	2	31	460

Weighted average number of shares (millions)							797.0

Adjusted earnings per share							57.7p

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
continued
for the year ended 31 December 2009

8.      Discontinued operations

Discontinued operations relate to the Group's interest in the Data Management business. The Data Management business was sold on 22 February 2008 and has been included in discontinued operations up to the date of sale in 2008.  There were no discontinued operations in the year to 31 December 2009.

The sales and loss for the year on discontinued operations are analysed below.

	2009	2008
all figures in £ millions

Total sales by discontinued operations

	-	8

Operating profit	-	-
Attributable tax expense	-	-
Profit after tax before sale of discontinued operations	-	-

Loss before tax on sale of discontinued operations

	-	(53)

Attributable tax expense

	-	(37)
Loss after tax on sale of discontinued operations	-	(90)

Loss for the year from discontinued operations

	-	(90)

Loss before tax

	-	(53)

Attributable tax expense

	-	(37)

Loss for the year from discontinued operations

	-	(90)

Operating profit included in adjusted earnings

	-	-

Attributable tax expense

	-	-

Profit for the year included in adjusted earnings

	-	-

Loss on sale of discontinued operations

	-	(53)

Attributable tax expense

	-	(37)

Loss for the year from discontinued operations

	-	(90)

The loss on sale of discontinued businesses is analysed below:

Net assets disposed

-	(111)

Proceeds received

-	111

Costs

-	(4)

Loss on sale before cumulative translation adjustment

-	(4)

Cumulative translation adjustment

-	(49)

Loss on sale before tax

-	(53)

Attributable tax charge

-	(37)

Loss on sale after tax

-	(90)

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
continued
for the year ended 31 December 2009

9.      Dividends

	2009	2008
all figures in £ millions

Amounts recognised as distributions to equity shareholders in the year

	273	257

The directors are proposing a final dividend of 23.3p per equity share, payable on 7 May 2010 to shareholders on the register at the close of business on 9 April 2010. This dividend, which will absorb an estimated £187m of shareholders' funds, has not been included as a liability as at 31 December 2009.

10.     Exchange rates

Pearson earns a significant proportion of its sales and profits in overseas currencies, the most important being the US dollar.  The relevant rates are as follows:

	2009	2008

Average rate for profits	1.57	1.85
Year end rate	1.61	1.44

11.     Related parties

There were no material related party transactions and no guarantees have been provided to related parties in the year.

12.     Events after the balance sheet date

During January 2010, the Group announced that Interactive Data was undertaking a preliminary review of strategic alternatives for its business.  At the date of this report, the outcome of the review is still uncertain.

On 3 February 2010 the FT Publishing business announced the acquisition of Medley Global Advisors LLC a premier provider of macro policy intelligence to the world's top investment banks, hedge funds and asset managers for $15.5m.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
continued
for the year ended 31 December 2009

13.     Business combinations

On 15 April 2009 the Group acquired Wall Street English (WSE), China's leading provider of premium English language training to adults. On 15 July 2009 the Group purchased an additional stake in Maskew Miller Longman (MML), its South African publishing business.  Under the terms of the MML agreement, the Group has created a new Southern Africa business and increased its stake in MML from 50% to 85%. Provisional values for the assets and liabilities arising from these and other acquisitions completed in the year together with adjustments to prior year acquisitions are set out below.

	WSE	MML	Other	Total
all figures in £ millions

Property, plant and equipment

	6	1	2	9
Intangible assets - customer lists and relationships	2	-	36	38

Intangible assets - trade marks and brands

	20	-	4	24

Intangible assets - publishing rights

	-	47	8	55

Intangible assets - technology, know how and software rights

	5	-	2	7

Intangible assets - teaching materials and other

	13	-	5	18

Intangible assets - pre-publication

	-	-	2	2

Inventories

	1	12	1	14

Trade and other receivables

	8	7	8	23

Cash and cash equivalents

	3	9	17	29

Trade and other liabilities

	(56)	(16)	(19)	(91)

Current income tax liabilities

	-	(2)	(2)	(4)

Net deferred income tax liabilities

	(9)	(12)	(24)	(45)

Retirement benefit obligations

	-	-	(1)	(1)

Minority interest

	-	(7)	(9)	(16)

Net assets acquired at fair value

	(7)	39	30	62

Goodwill

	108	38	59	205

Increase in fair values of proportionate holding arising on stepped acquisition

	-	(23)	-	(23)

Total

	101	54	89	244

Satisfied by:

Cash

	(101)	(49)	(51)	(201)

Other consideration

	-	(5)	-	(5)

Deferred consideration

	-	-	(27)	(27)

Net prior year adjustments

	-	-	(11)	(11)

Total consideration

	(101)	(54)	(89)	(244)

Net cash outflow on acquisition:

Cash - current year acquisitions

				(201)

Cash - acquisitions yet to complete

				(4)

Deferred payments for prior year acquisitions and other items

				(32)

Cash and cash equivalents acquired

				29

Cash outflow on acquisitions

				(208)

In total, acquisitions completed in the year contributed an additional £88m of sales and £10m of operating profit. If the acquisitions had completed on 1 January 2009 then we estimate that sales for the year would have been £5,658m and profit before tax would have been £662m.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
continued
for the year ended 31 December 2009

14.     Intangible assets

	2009	2008
all figures in £ millions

Goodwill

	4,346	4,570
Other intangibles	783	783

Total intangibles

	5,129	5,353

15.     Net debt

	2009	2008
all figures in £ millions

Non-current assets

Derivative financial instruments

	112	181

Current assets

Derivative financial instruments

	-	3
Marketable securities	63	54
Cash and cash equivalents (excluding overdrafts)	750	685

Non-current liabilities

Borrowings

	(1,934)	(2,019)

Derivative financial instruments

	(2)	(15)

Current liabilities

Borrowings

	(74)	(344)

Derivative financial instruments

	(7)	(5)

Total net debt

	(1,092)	(1,460)

In March 2009, Pearson issued £300m 6.0% Notes due in 2015. The proceeds of the notes were used to repay outstanding indebtedness under our existing revolving credit facility agreement.  In June 2009, the repayment of the maturing $350m Notes was funded from the revolving credit facility.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
continued
for the year ended 31 December 2009

16.     Cash flows

		2009	2008
all figures in £ millions	note

Reconciliation of profit for the year to net cash generated from operations
Profit for the year		462	323
Income tax		198	209
Depreciation and amortisation charges		232	196
Loss on sale of property, plant and equipment		2	1
Net finance costs		95	91
Share of results of joint ventures and associates		(30)	(25)
Loss on sale of discontinued operations		-	53
Share-based payment costs		37	33
Net foreign exchange adjustment		(14)	105
Pre-publication		(16)	(58)
Inventories		32	(12)
Trade and other receivables		(14)	(81)
Trade and other liabilities		103	82
Retirement benefit obligations		(72)	(14)
Provisions		(3)	(9)
Net cash generated from operations		1,012	894

Dividends from joint ventures and associates		22	23
Net purchase of PPE including finance lease principal payments		(63)	(76)
Purchase of intangible assets		(58)	(45)
Operating cash flow		913	796
Operating tax paid		(103)	(89)
Net operating finance costs paid		(87)	(76)
Operating free cash flow		723	631
Non-operating tax paid		-	-
Total free cash flow		723	631
Dividends paid (including to minorities)		(293)	(285)
Net movement of funds from operations		430	346
Acquisitions and disposals		(218)	(285)
Purchase of treasury shares		(33)	(47)
New equity		8	6
Other movements on financial instruments		3	8
Net movement of funds		190	28
Exchange movements on net debt		178	(515)
Total movement in net debt		368	(487)
Opening net debt		(1,460)	(973)
Closing net debt	15	(1,092)	(1,460)

Operating cash flow, operating free cash flow and total free cash flow are non-GAAP measures and have been disclosed as they are part of Pearson's business performance measures.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
continued
for the year ended 31 December 2009

17.     Return on invested capital (ROIC)

		2009	2008
all figures in £ millions	note

Adjusted operating profit	2	858	762
Less: operating tax paid	16	(103)	(89)
Return		755	673

Average: Goodwill		6,036	5,283
Average: Other non-current intangibles		1,158	775
Average: Intangible assets - Pre-publication		675	541
Average : Tangible fixed and working capital		635	738
Average: Total invested capital		8,504	7,337

ROIC		8.9%	9.2%

ROIC is a non-GAAP measure and has been disclosed as it is part of Pearson's business performance measures.  Average values for total invested capital are calculated as the average monthly balance for the year.

SIGNATURE

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date:   1 March, 2010

By:   /s/ STEPHEN JONES

-----------------------
Stephen Jones
Deputy Secretary